MANAGEMENT'S DISCUSSION & ANALYSIS

MARCH 31, 2023

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three months ended March 31, 2023. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar and "MX$" are to the Mexican peso. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), oz (ounces), all-in sustaining costs (AISC), gpt (grams per tonne), km (kilometres), and tpd (tonnes per day).

The effective date of this MD&A is May 11, 2023.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the productivity and timing of mine operation activities ; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social, and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the impact of the Ukraine-Russia conflict on supply chains and pricing and the availability of commodities; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly MX$, C$, and US$); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; risks associated with the Credit Facility (defined below); uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is operating its Las Chispas Mine ("Las Chispas" or the "Las Chispas Mine" or the "Las Chispas Project"), in Sonora, Mexico.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the most recent AIF and on the Company's website, www.silvercrestmetals.com.

2.    HIGHLIGHTS

Q1, 2023 Financial Highlights

● Sold a total of 14,200 oz of gold and 1.36 million oz of silver at average realized prices1 of $1,879 per oz gold and $23.00 per oz silver.

● Revenue of $58.0 million and cost of sales of $22.4 million, resulting in mine operating income of $35.6 million.

● Income of $27.2 million or $0.18 per share.

● Cash flow from operating activities before changes in non-cash working capital items of $35.5 million or $0.24 per share.

● Cash costs1  of $6.57/oz AgEq2 sold and AISC1 of $11.45/oz AgEq sold.

● Net free cash flow1 of $19.3 million for $0.13 per share.

● Repaid $25.0 million of debt in the quarter for total debt repayments of $65.0 million to the end of Q1, 2023.

● Ended the quarter with cash of $45.8 million and net cash1 of $21.0 million.

Q1, 2023 Operating Highlights

● Underground production mining rates averaged 707 tonnes per day ("tpd") during Q1, 2023, slightly ahead of H1, 2023 expectations of 650-700 tpd, however development rates are tracking below expectations.

● Average daily processing plant throughput of 1,160 tpd with an estimated 40% of production feed sourced from stockpiles during the quarter.

● Processed grades increased from Q4, 2022, averaging 4.06 grams per tonne (“gpt”) gold (3.67 gpt in Q4, 2022) and 419 gpt silver (382 gpt in Q4, 2022).

● Metallurgical recoveries remained robust with an average gold recovery of 97.5% (96.9% in Q4, 2022) and average silver recovery of 91.9% (93.3% in Q4, 2022).

● Recovered 13,300 oz of gold and 1.29 million oz of silver, or 2.45 million silver equivalent oz.

● Contract discussions are underway with mining contractors, including our current contractor, with a goal of finalizing negotiations in H2, 2023.

____________________________________

1 Average realized prices, net free cash flow, net cash, cash cost per AgEq ounce sold, AISC per ounce are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to "14. NON-IFRS FINANCIAL MEASURES" for additional information.

2 Silver equivalent (or "AgEq") is based on the NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study") Mineral Resource and Reserve gold to silver ratio of 86.9:1.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

Q1, 2023 Operational and Financial Highlights

	Unit	Q1, 2023	Q4, 2022(1)
Revenue	$ millions	58.0	40.8
Cost of sales	$ millions	(22.4)	(14.3)
Mine operating income	$ millions	35.6	26.5
Income for the period	$ millions	27.2	5.2
Income per share – basic	$/share	0.18	0.03
Net free cash flow	$ millions	19.3	N/A(2)
Cash costs	$/oz AgEq sold	6.57	N/A(2)
All-in sustaining costs ("AISC")	$/oz AgEq sold	11.45	N/A(2)
	Unit	March 31, 2023	December 31, 2022
Cash and cash equivalents	$ millions	45.8	50.8
Credit Facility Debt	$ millions	(25.0)	(50.0)
Net cash	$ millions	21.0	1.2
	Unit	Q1, 2023	Q4, 2022
Ore mined	tonnes	63,600	64,700
Ore milled(3)	tonnes	104,400	104,400
Average daily mill throughput	tpd	1,160	1,135

Gold (Au)
Average grade	gpt	4.06	3.67
Recovery	%	97.5	96.9
Recovered	oz	13,300	11,940
Sold	oz	14,200	11,400
Average realized price	$/oz	1,879	N/A(2)

Silver (Ag)
Average grade	gpt	419	382
Recovery	%	91.9	93.3
Recovered	million oz	1.29	1.20
Sold	million oz	1.36	0.98
Average realized price	$/oz	23.00	N/A(2)

Silver equivalent (AgEq)(4)
Recovered	million oz	2.45	2.2

(1) During Q4, 2022 the Company declared commercial production effective November 1, 2022

(2) This information was not available for Q4, 2022.

(3) Ore milled includes material from stockpiles and ore mined.

(4) Silver equivalent (or "AgEq") is based on the NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study") Mineral Resource and Reserve gold to silver ratio of 86.9:1.

Subsequent event

  Subsequent to the end of Q1, 2023 the Company made prepayments totaling $20.0 million towards the term facility, reducing debt outstanding to $5.0 million.

3.    DISCUSSION OF LAS CHISPAS OPERATIONS

Underground

In Q1, 2023 mining rates averaged 707 tpd, slightly above the expected range of 650-700 tpd for H1, 2023. The mine ramp-up beyond H1, 2023 will be defined in an updated technical report ("Updated Technical Report"). Mined grades in the quarter were estimated to average 4.18 gpt gold and 428 gpt silver.

Underground capital development is tracking behind plan by approximately 790 metres due to the delay of a ventilation raise and the shift to more operating development.  This benefited the AISC in the quarter. The Company expects to accelerate sustaining capital development during the remainder of 2023 which will increase the amount of sustaining development capital included in AISC.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

During the quarter, SilverCrest began contract discussions with underground mining contractors, including the current contractor. These discussions are expected to conclude in H2, 2023. As part of these ongoing discussions, SilverCrest expects to receive updated cost estimates that can be utilized in the Updated Technical Report for underground mining and development, which represent a significant portion of SilverCrest’s cost structure.

Processing Plant

During Q1, 2023, the Las Chispas processing plant performed well. Quarterly throughput averaged 1,160 tpd with an estimated 40% of processing plant feed sourced from stockpiles. Average throughput was slightly below H1, 2023 planned rate of 1,200 tpd. Throughput and stockpile usage beyond H1, 2023 will be defined in the Updated Technical Report.

Processed gold and silver grades increased from Q4, 2022 levels as the percentage of lower grade stockpile feed was reduced. Gold grades averaged 4.06 gpt (3.67 gpt in Q4, 2022) and silver grades averaged 419 gpt (382 gpt in Q4, 2022). Gold recoveries increased from Q4, 2022 (97.5% vs. 96.9%) while silver recoveries declined (91.9% vs. 93.3%) due to some operating issues in the first half of January 2023. These operating issues were corrected in January 2023 and silver recoveries have improved to levels above Q4, 2022.

13,300 oz of gold and 1.29 million oz of silver or 2.45 million silver equivalent oz were recovered in the quarter. It is expected that metal recovered in Q2, 2023 will be similar to levels in Q1, 2023.

Costs

During the quarter, cash costs averaged $6.57/oz AgEq sold and project level AISC, which includes Las Chispas exploration and site general and administrative costs, averaged $10.09/oz AgEq sold. Corporate level AISC which aligns with the World Gold Council definition of AISC averaged $11.45/oz AgEq sold. These costs incorporate most of the inflationary impacts and mine site changes since the 2021 Feasibility Study costs were determined, more than 2.5 year ago. The Updated Technical Report is expected to incorporate any other inflationary impacts and mine site changes.

As part of the Updated Technical Report, operating and sustaining capital costs will be updated to reflect cost increases experienced to date, as well as any potential additional costs related to the life of mine plan (“LOM“), updated mining contract, labour and consumables.

The Company’s strategic decision to allocate capital towards developing a robust stockpile early in the project life has significantly de-risked the ramp-up and is expected to be a strong asset into 2024 and possibly beyond. As the percentage of processing throughput sourced from stockpiles declines, the benefit to the current cost structure will be impacted.

Updated Technical Report

SilverCrest remains on schedule to complete an Updated Technical Report in late Q2, 2023. This report will include updated resources and reserves, which will incorporate both increased infill drilling and data from underground operations, including reconciliation. The updated reserves will support refreshed operating and sustaining costs, and a new LOM plan which will consider the optimal mining, stockpile and processing rates.

4.    SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the IASB, for each of the eight most recently completed financial quarters:

	Q1, 2023	Q4, 2022	Q3, 2022	Q2, 2022
	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
	$ 000's, Except Per Share Amounts
Revenue	$57,983	$40,791	$2,719	$-
Income for the period	$27,165	$5,231	$25,211	$9,605
Income per common share - basic	$0.18	$0.03	$0.17	$0.07
Income per common share - diluted	$0.18	$0.04	$0.17	$0.06

	Q1, 2022	Q4, 2021	Q3, 2021	Q2, 2021
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
	$ 000's, Except Per Share Amounts
Income (loss) for the period	$(8,746)	$(7,949)	$6,917	$(9,081)
Income (loss) per common share - basic	$(0.06)	$(0.06)	$0.05	$(0.06)
Income (loss) per common share - diluted	$(0.06)	$(0.06)	$0.05	$(0.06)

The Company started commissioning the Las Chispas processing plant during Q2, 2022 and had its first precious metal sales during Q3, 2022. The ramp-up of operations continued in Q3, 2022 and commercial production was achieved in Q4, 2022. Q1, 2023 was the Company's first full quarter of production.

The Company had a foreign exchange gain during Q1, 2023, Q3, 2022, Q2, 2022, and Q3, 2021. The Q1, 2023, foreign exchange gain was due to MX$ denominated balances as the value of MX$ increased, relative to the parent entity's functional currency of C$. The Q3, 2022, Q2, 2022, and Q3, 2021, foreign exchange gains were due to US$ and MX$ denominated balances as the value of both US$ and MX$ increased, relative to the parent entity's functional currency of C$. The parent entity holds the majority of the cash and cash equivalents and has MX$ denominated inter-company loans receivable. During Q3, 2022, Q2, 2022, and Q3, 2021 the Company also had a large adjustment on foreign currency translation as a result of translating parent entity balances to US$. This adjustment on foreign currency translation is included in comprehensive loss but not in regular income for the respective periods.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

5.    RESULTS OF OPERATIONS

During Q1, 2023, income was $27.2 million, compared to a loss of $8.7 million for Q1, 2022. The significant variations between these periods, ranked from largest to smallest, included:

	Three months ending March 31,
	2023	2022	Variance
	$ 000's	$ 000's	$ 000's	Variance explanation
Revenue	$57,983	$-	$57,983

The Company had its first metal sales during Q3, 2022 so there were no comparable sales in Q1, 2022. The Company declared commercial production effective November 1, 2022 and continued to ramp-up operations and sales during Q1, 2023.

Cost of sales	$(22,377)	$-	$(22,377)

The Company has only had metal sales since Q3, 2022 so there were no comparable cost of sales in Q1, 2022. While the Las Chispas Project achieved commercial production in Q4, 2022, the underground mine remains in a planned ramp-up phase, and the processing plant is currently fed with a mix of ore from stockpiles and run-of-mine. Operating costs are therefore not representative of a mature and optimized mining operation. Stockpile inventory that was recorded as cost of sales included ore that was mined prior to the development phase and had previously been expensed as exploration and evaluation expenditures. This lowered the weighted average cost of stockpile inventory in Q1, 2023 and was also not representative of steady-state operating costs.

Foreign exchange gain (loss)	$1,119	$(5,300)	$6,419

During Q1, 2023, the Company recognized unrealized foreign exchange gains resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative appreciation in the value of MX$ to C$ during Q1, 2023. During Q1, 2022, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $135.1 million in US$ denominated cash and cash equivalents at March 31, 2022.

Income tax (expense) recovery	$(5,204)	$57	$(5,261)

During 2022, the Company had its first revenue from operations and determined that it was appropriate to record certain tax liabilities as their likelihood of being realized had increased. During Q1, 2023, the Company recognized deferred income tax due to unrealized foreign exchange gains on intercompany loan balances. As the Company has begun to repatriate cash generated from operations from Mexico to Canada, the realization of these foreign exchange gains have a greater likelihood of occurring. During Q1, 2023, the Company also recorded a $2.5 million provision for 7.5% special mining duty which was estimated to be payable to the Mexican government on gold and silver sales.

Exploration and evaluation expenditures	$(226)	$(1,754)	$1,528

During Q1, 2023, the Company's work at Las Chispas consisted of final drilling for inferred resources to be included in the Updated Technical Report. Picacho focused on permitting, access agreements, mapping, and sampling of unexplored areas for target generation. Comparatively, there was 10.1 km of drilling at Picacho during Q1, 2022. As a result, expenditures were lower, year-over-year.

Interest and finance expense	$(1,369)	$(61)	$(1,308)

The Company declared commercial production effective November 1, 2022, and accordingly, began to expense interest costs on debt in the consolidated statement of income (loss) and comprehensive income (loss) opposed to the capitalization of debt interest costs during the development stage.

6.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has primarily financed its operations to date through the issuance of common shares and debt. The Company obtained its first debt financing at the end of 2020 and refinanced this debt at the end of 2022 (described below). The Company has received revenues from its operations since Q3, 2022.

Assets

At March 31, 2023, the Company held $45.8 million (December 31, 2022 - $50.8 million) as cash and cash equivalents. The primary factors that contributed to the decrease in cash and cash equivalents from December 31, 2022 to March 31, 2023 include:

● $27.0 million (first three months of 2022 – $8.5 million used in) provided by operating activities primarily due to income generated from mining operations at Las Chispas offset by a buildup of precious metal inventory (see below), value-added taxes paid in Mexico (“IVA”) that exceeded the amount of IVA refunded during the period and the payment of accounts payable, in the normal course of business;

● $25.9 million (first three months of 2022 – $1.4 million) used in financing activities primarily for early repayment of debt (see “9. Liquidity and Capital Resources Outlook – Liabilities”); and

● $9.0 million (first three months of 2022 – $17.1 million) used in investing activities primarily for sustaining capital investments at the Las Chispas Mine and bullion purchases,  partially offset by interest income received.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

As of March 31, 2023, bullion totaled $2.0 million (December 31, 2022 - $Nil), which consisted of gold and silver bars purchased from a bullion bank to hold as treasury assets in accordance with the Company's liquidity management policies. The bullion is held in storage with The Bank of Montreal in Canada. For further details on bullion, please refer to note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2023.

As of March 31, 2023, inventories totaled $42.9 million (December 31, 2022 - $40.2 million), which consisted of stockpile ore, work-in-process, finished goods and material and supplies. The Company did not hold any non-current inventories.

As of March 31, 2023, value-added taxes receivable increased to $35.5 million (December 31, 2022 - $31.4 million), which consisted primarily of IVA of $35.4 million (December 31, 2022 - $31.4 million) that the Company has paid and is due to be recovered. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded $17.2 million, being the portion of the receivable that it estimates will be received within the next 12 months, as current and the remaining $18.2 million receivable as non-current. The Company received aggregate IVA refunds of $2.6 million during Q1, 2023 (Q1, 2022 - $2.0 million).

As of March 31, 2023, mineral property, plant, and equipment increased to $231.1 million (December 31, 2022 - $228.1 million) as Q1, 2023, total additions of $9.4 million exceeded depreciation and depletion of $6.4 million. Additions were primarily related to sustaining capital investments at the Las Chispas Mine.

Liabilities

As of March 31, 2023, accounts payable and accrued liabilities amounted to $23.6 million (December 31, 2022 – $23.4 million) and was comprised primarily of various contractual obligations arising in the normal course of business, including the fair value of share units issued and outstanding as of March 31, 2023. Also included was $8.2 million (December 31, 2022 – $5.7 million) of current tax liabilities which were mainly withholding taxes to be paid upon the payment of interest on intercompany loans and 7.5% special mining duty. The timing of payment of withholding taxes will be assessed as part of the Company’s overall tax planning.

As of March 31, 2023, deferred income tax liability amounted to $3.1 million (December 31, 2022 – $0.4 million) (see variance analysis, above).

As of March 31, 2023, the Company's Credit Facility balance was $25.0 million (December 31, 2022 - $50.0 million), or $24.8 million (December 31, 2022 - $49.6 million) net of $0.2 million (December 31, 2022 - $0.4 million) of cumulative transaction costs and accretion. The Company has recorded $17.9 million, being the portion due within the next 12 months, as current and the remaining $6.9 million of debt as non-current. As of March 31, 2023, the Company has a $70.0 million revolving facility available until November 27, 2026, for general corporate purposes, subject to customary terms and conditions.

During Q1, 2023, the Company made prepayments totaling $25.0 million on the term facility, reducing the debt outstanding to $25.0 million.

As of March 31, 2023, the reclamation and closure provision increased by $0.5 million to $5.1 million (December 31, 2022 - $4.6 million), which is the present value of estimated future net cash outflows to rehabilitate the Las Chispas Mine for disturbances in existence. This increase was primarily driven by changes in foreign exchange rates. The undiscounted value of the reclamation and closure provision is estimated to be $12.1 million (December 31, 2022 - $11.2 million).

Liquidity outlook and risks

The Company began generating revenue during Q3, 2022, with the startup and commissioning of the Las Chispas Mine and declared commercial production during Q4, 2022. Management believes its liquidity as at the date of this MD&A together with future revenues, and its undrawn $70.0 million Revolving Facility will be sufficient to fund its operating activities and provide general corporate purpose needs beyond the next 12 months. The Company's financial success is dependent on its ability to successfully operate the Las Chispas Mine. In order to facilitate the management of its capital requirements, the Company typically prepares annual expenditure budgets, which are revised periodically based on projected production and the results of its exploration and operational activities, availability of financing, and industry conditions. For 2023, the Company's Updated Technical Report expected to be released in Q2, 2023 will provide the foundation for future production and cost guidance.

The impact of inflation on the Company's financial position and operating performance over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company's control.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company occasionally will enter certain long-term leases as a lessee. Where they are not considered low value leases, the Company will recognize an asset and a liability in its consolidated statement of financial position.  As at March 31, 2023, the Company had total lease liabilities of $0.3 million (December 31, 2022 - $0.4 million) of which $0.1 million (December 31, 2022 - $0.1 million) was a current liability.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho properties. Annual surface right payments total $0.4 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and contractual obligations shown in contractual undiscounted cash flows, at March 31, 2023:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After
				5 years	Total
	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Accounts payable and accrued liabilities	$23,593	$-	$-	$-	$23,593
Purchase obligation	98	-	-	-	98
Lease liabilities	121	140	102	108	471
Credit facility(1)	19,371	7,193	-	-	26,564
Reclamation and closure provision(2)	-	-	-	12,059	12,059
TOTAL	$43,183	$7,333	$102	$12,167	$62,785

(1) Debt interest payments calculated based on interest rate in effect on March 31, 2023. Interest rate may vary (refer to "7. Liquidity and Capital Resources Outlook - Liabilities").

(2) Estimated undiscounted cash flows.

7.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and debt. The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities related to deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") are measured using level 2 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors. Foreign currency risk is described below, and for further details on these risks, please refer to note 17 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The Credit Facility drawdowns are denominated in US$. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$. In addition to the financial instruments identified in accordance with IFRS 9 - Financial Instruments as summarized in the table below, the Company holds value added taxes receivable which are denominated in Mexican peso which are subject to foreign currency fluctuations.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	$ 000's	$ 000's	$ 000's
March 31, 2023
Cash and cash equivalents	$24,374	$459	$24,833
Accounts receivable	75	12	87
Value-added taxes receivable	-	35,385	35,385
Total financial assets	24,449	35,856	60,305
Less: accounts payable and accrued liabilities	(302)	(5,626)	(5,928)
Less: Debt	(24,811)	-	(24,811)
Net financial assets (liabilities)	$(664)	$30,230	$29,566

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net income (loss) for the period:

March 31, 2023
$ 000's
C$/US$ exchange rate - increase/decrease 1%	$7
US$/MX$ exchange rate - increase/decrease 1%	$302

Precious metal price risk

The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options, which have a direct and immediate impact on the value of certain financial assets, financial liabilities, and net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended change in commodity prices could have an adverse effect on the Company’s financial position, income, and cash flows.

8.    RELATED PARTY TRANSACTIONS

Professional fees

The Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$ 000's	$ 000's
Professional fees - expense	$57	$44

	March 31, 2023	December 31, 2022
	$ 000's	$ 000's
Payable to Koffman Kalef LLP	$21	$12

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and comprise the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Three months ended March 31, 2023	Three months ended March 31, 2022
	$ 000's	$ 000's
Salaries, short-term incentives, management fees, and directors' fees (1)	$887	$387
Share-based compensation(2)	$898	$375
	$1,785	$762

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options, DSUs, RSUs, and PSUs. Please see note 15 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 for further details.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

Other transactions

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.
	Three months ended March 31, 2023	Three months ended March 31, 2022
	$ 000's	$ 000's
Costs allocated to Goldsource	$27	$20

	March 31, 2023	December 31, 2022
	$ 000's	$ 000's
Receivable from Goldsource	$28	$19

9.    OUTSTANDING SHARE CAPITAL

As of May 11, 2023, the Company had the following common shares, options and share units issued and outstanding:

Security	C$ per share	Expiry	Issued and Outstanding
Common Shares			147,231,264
Options(1)	C$3.24 - C$12.63	Dec 14, 2023 - Dec 16, 2027	5,467,450
DSUs, RSUs and PSUs(1)(2)			581,123
Fully Diluted			153,279,837

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs, RSUs and PSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU, RSU and PSU is convertible or exchangeable into one common share of the Company.

(2) This excludes all DSUs issued under the former cash-settled DSU plan and those issued under the Company's Equity Share Unit Plan ("ESUP") prior to April 1, 2022 as they are now cash-settled and as such not dilutive. On April 1, 2022, the Board determined all 66,000 DSUs, 10,500 of which were settled during 2022, granted prior to April 1, 2022 under the ESUP are to be settled in cash.

10.   OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2023, the Company had no off-balance sheet arrangements.

11.   CHANGES IN ACCOUNTING POLICIES

During Q1, 2023, the Company adopted an accounting policy relating to its bullion holdings. Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to interest and investment income in the consolidated statements of income (loss) and comprehensive income (loss). See note 3 of the condensed consolidated interim financial statements for further details.

During Q1, 2023, the Company adopted the IASB published amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction. The Company concluded that the adoption of the amendments had no significant impact on its interim condensed consolidated financial statements. See note 2 of the condensed consolidated interim financial statements for further details.

12.   RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2022 for other risks affecting or that could potentially affect the Company.

● Activities of the Company may be impacted by public health crises;

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

● The Company's exploration, development and mining activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses;

● Precious metal prices and the fair value of bullion held are subject to wide fluctuations;

● The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business;

● Interest Rate and Credit Facility risk;

● Economic Conditions for Mining; and

● The Company may not be successful in maintaining internal control over financial reporting.

13.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2022. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must determine whether or not indicators of impairment are present and when indicators of impairment are present estimate the recoverable value of the Company's non-current assets.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Mineral reserves and the life of mine plan

The Company estimates its mineral reserves in accordance with the requirements of National Instrument 43-101. Estimates of the quantities of the mineral reserves form the basis for the Company's life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Inventories valuation and cost

The measurement of inventories, including the determination of its net realizable market value ("NRV"), especially as it relates to metal processing inventory involves the use of estimates.

Las Chispas has mineral stockpiles that are valued at the lower of weighted average cost and NRV. This is the same for work-in-process and finished goods. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell, discounted where applicable. In determining the value of these stockpiles, the Company makes estimates of tonnages, grades, and the recoverability of ore in these stockpiles to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and processing and selling costs all requires significant assumptions that impact the carrying value of inventories.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

The cost of inventories include:

● Mining costs incurred in production such as labour, material costs, and depreciation and depletion;

● Mining overhead is allocated to inventory based on a monthly allocation prepared by the Company; and

● Indirect and plant costs that are attributed to mining production.

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

14.   NON-IFRS FINANCIAL MEASURES

SilverCrest uses certain non-IFRS performance measures in this MD&A. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measure - Average realized gold and silver price

Average realized gold and silver price per ounce is calculated by dividing the Company's gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. Average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold and silver sales. As Q1, 2023 is the first full quarter of production, no comparative period exists.

		Q1, 2023
($ 000's, except per ounce amounts)
Revenues from financial statements		$57,983
Ag sales		(31,307)
Au sales	A	26,676
Au oz sold during the period	B	14,200
Average realized Au price per oz sold	A/B	$1,879

Revenues from financial statements		57,983
Au sales		(26,676)
Ag sales	A	31,307
Ag oz sold during the period	B	1,361,000
Average realized Ag price per oz sold	A/B	$23.00

Non-IFRS financial measure - Net free cash flow

Net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. SilverCrest calculates net free cash flow by deducting expenditures on mineral property, plant, and equipment from net cash provided by operating activities. Non-sustaining and growth capital activities are excluded. Net free cash flow is divided by the basic weighted average shares outstanding to get the net free cash flow per basic share. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Companies calculation as net cash used in investing activities is used in place of expenditures on mineral property, plant, and equipment. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows. As Q1, 2023 is the first full quarter of production, no comparative period exists.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

Net free cash flow		Q1, 2023
		$ 000's
Cash flow from operating activities		26,973
Sustaining capital expenditures		(7,653)
Net free cash flow	A	19,320
Weighted average shares outstanding - basic	B	147,200
Net free cash flow - basic per share	A/B	0.13

Sustaining capital expenditures		Q1, 2023
		$ 000's
Expenditures on mineral property, plant, and equipment		(7,930)
Payment of lease liabilities		(43)
Non-sustaining and growth capital activities		320
Sustaining capital expenditures		(7,653)

Non-IFRS financial measure - Net Cash

SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company's and liquidity and capital resources.

Net Cash	March 31, 2023	December 31, 2022
	$ 000's	$ 000's
Cash and cash equivalents	$45,765	$50,761
Debt	(24,811)	(49,591)
Net cash	$20,954	$1,170

Non-IFRS financial measure - Cash costs and cash cost per silver equivalent ounce sold

The Company uses cash costs per ounce of precious metals sold to monitor its operating performance internally. The most directly comparable measure prepared in accordance with IFRS is cost of sales. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. Cash costs are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS financial measures are similar to those reported by other mining companies. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS financial measures. Cash costs include production costs, refinery and transportation costs and royalties. Cash costs excludes non-cash depreciation and depletion and site share-based compensation. As Q1, 2023 is the first full quarter of production, no comparative period exists.

($ 000's, except per ounce amounts)	Q1, 2023
Cost of sales from financial statements	$22,377
Less: depreciation and depletion	(4,045)
Less: site share-based compensation	(388)
Less: changes in inventories	(906)
Total cash costs	17,038
Add: site share-based compensation	388
Add: reclamation and closure provision - depletion and accretion	199
Add: sustaining capital expenditures	7,653
Add: changes in inventories	906
Total all-in sustaining costs at the project level	$26,184
Add: corporate general and administrative expenses (including share-based compensation)	3,520
Total all-in sustaining costs	$29,704
AgEq koz sold (86.9:1)	2,595
Total cash costs per oz sold	$6.57
All-in sustaining costs per oz sold at the project level	$10.09
All-in sustaining costs per oz sold	$11.45

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2023	TSX: SIL | NYSE American: SILV

Cash costs per silver equivalent ounce is calculated by dividing cash costs by the silver equivalent ounces sold.

Non-IFRS financial measure - AISC and AISC per silver equivalent ounce sold

The Company defines AISC as the sum of total cash costs (as defined above); general and administrative expenses; share-based compensation; reclamation and closure provision depletion and accretion related to current operations; sustaining capital expenditures relating to current operations, including underground mine development and exploration and evaluation costs; and payments for leases. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of silver equivalent production from current operations, growth capital is excluded. Certain other cash expenditures, including tax payments and financing charges are also excluded. As Q1, 2023 is the first full quarter of production, no comparative period exists.

15.   INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no significant changes in the Company's internal control over financial reporting during the three months ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.